

Home Loan Financial Corporation

2002 ANNUAL REPORT

HOME LOAN FINANCIAL CORPORATION
Coshocton, Ohio

ANNUAL REPORT
June 30, 2002

CONTENTS

Home Loan Financial Corporation
401 Main Street
Coshocton, OH 43812-1580
Telephone (740) 622-0444
Fax (740) 623-6000

To Our Shareholders:

In fiscal 2002, Home Loan Financial Corporation achieved another year of outstanding financial results for you, its owners. Net income increased to $1.48 million, an increase of 5.3% over 2001's results. This increase, combined with the Corporation's continuing repurchase of its own stock, resulted in a 10.3% increase in diluted earnings per common share, to $.96 in 2002 from $.87 in 2001. While we are understandably proud of these results, we are not resting on them and are constantly taking steps to enhance long-term shareholder value.


Diluted Earnings Per Common Share
$0.15
$0.66
$0.60
$0.87
$0.96
1998*
1999
2000
2001
2002
* Based on net income after the stock issuance on March 25, 1998.

The formation of Home Loan Financial Services, Inc. was one of the actions taken in 2002 to enhance your long-term value. Home Loan Financial Services, Inc. partnered with an insurance agency to provide various insurance and investment products. This allows Home Loan customers access to a full range of financial services. For Home Loan and its shareholders, they provide additional sources of revenue.


Total Assets
(in millions)
$81.9
$107.9
$113.9
$122.4
$132.3
1998
1999
2000
2001
2002

To enhance the efficiency of our backroom operations and stay current with the most recent technology available, we converted to a new service provider for our core data processing system. The staff of Home Loan worked long and hard to ensure the conversion went smoothly. We are confident this investment of time, effort and financial resources will provide long-term benefits.

Home Loan's total assets continued growing this year, reaching an all-time high of $132.3 million at year-end. Net loans totaled $111.0 million, an increase of almost 10% over last year-end. Deposits also increased to $79.8 million, with most of the increase coming in the lower-cost NOW and money market accounts. Such controlled, profitable growth in the balance sheet translates to long-term growth in net income and earnings per share. Perhaps more importantly, we understand that our long-term profitability and success as a community bank are driven by the personal relationships we maintain with customers, our dedicated staff of officers and employees, and our commitment to the community.

The twelve months that comprised our fiscal 2002 was a year of unprecedented events and changes. We joined the country and the world in mourning the lives lost in the tragic events of September 11. We also joined in the response of people of the United States in proudly proclaiming the greatness of this country.

The economic downturn and historically low interest rates impacted virtually every business in the country. The news of accounting scandals and earnings restatements at some of the country's largest companies reminded us of the importance of sticking to the basics of our business. Your management and Board of Directors is dedicated to running the Corporation in a safe and sound manner and reporting the financial results to you accurately, candidly and completely. We recognize the responsibility we have to Home Loan's shareholders, customers, employees and community. You have demonstrated your trust in us by investing your resources in Home Loan. We will not betray that trust.



Market Value Per Share*
$16
$12
$8
$4
$0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
High
Low
*Based on the high and low daily closing prices as quoted by The Nasdaq Stock Market, Inc.

The decreased interest rate environment resulted in a decrease in the average rate on interest-earning assets from 8.28% in fiscal 2001 to 7.77% in fiscal 2002. However, our cost of funds, the average rate paid for deposits and borrowings, also decreased, from 4.82% in 2001 to 3.78% in the latest fiscal year. The combination of these measures resulted in an increase in net interest margin, from 4.11% in 2001 to 4.29% in 2002. Net interest income increased almost 10%, from $4.8 million in 2001 to $5.2 million in 2002.



Net Loans
(in millions)
$56.8
$73.1
$85.9
$101.3
$111.0
1998
1999
2000
2001
2002

Our continued solid financial performance in fiscal 2002 resulted in an increase in the market value of your investment in Home Loan throughout fiscal 2002, from $9.85 per share at the end of fiscal 2001 to $12.85 per share at June 30, 2002. This represents an increase of 30.5%. As I indicated last year, we continue to believe that, based on our performance, commitment to growth and book value, our stock continues to be an exceptional investment. As indicated above, we continued repurchasing our own shares, buying back almost 81,000 shares during fiscal 2002. We plan to continue repurchasing additional shares in fiscal 2003.

In closing, I invite you to read the information in this annual report. I believe you will be pleased in what you see. I thank you for your continued support and investment in Home Loan Financial Corporation.

Sincerely,

Robert C. Hamilton
Chairman of the Board and President

BUSINESS OF HOME LOAN FINANCIAL CORPORATION

Home Loan Financial Corporation ("HLFC"), a unitary thrift holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of The Home Loan Savings Bank ("Bank"), a savings and loan association incorporated under the laws of the State of Ohio, together referred to as the Corporation. On March 25, 1998, HLFC acquired all of the common shares issued by the Bank upon its conversion from a mutual savings and loan association to a stock savings and loan association ("Conversion"). HLFC's activities have been limited primarily to holding the common shares of the Bank.

The Bank conducts business from its main office in Coshocton, Ohio and full-service branch offices in Coshocton and West Lafayette, Ohio. The principal business of the Bank is the origination of permanent mortgage loans secured by first mortgages on one- to four-family residential real estate located in Coshocton County, Ohio, the Bank's primary market area. The Bank also originates a limited number of loans for the construction of one- to four-family residences and permanent mortgage loans secured by multifamily and nonresidential real estate in its primary market area. In addition to real estate lending, the Bank originates commercial loans and various types of consumer credits, including home improvement loans, education loans, loans secured by savings accounts, motor vehicle loans, unsecured loans and credit cards. For liquidity and interest rate risk management purposes, the Bank invests in interest-bearing deposits in other financial institutions, U.S. Treasury and agency securities, mortgage-backed securities and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"), principal repayments on loans, maturities of securities and borrowings from the Federal Home Loan Bank ("FHLB").

Home Loan Financial Services, Inc., is a wholly-owned subsidiary of HLFC formed to sell life insurance, annuities, long-term care insurance, and investment products. Home Loan Financial Services, Inc. was formed in 2002. Revenues for 2002 were not significant to the overall Corporation.

As a savings and loan holding company, HLFC is subject to regulation, examination and oversight by the Office of Thrift Supervision of the United States Department of the Treasury ("OTS"). The Bank is subject to regulation, examination and oversight by the OTS and the State of Ohio Division of Financial Institutions. The Bank is also subject to general oversight by the FDIC. HLFC and the Bank are also subject to the provisions of the Ohio Revised Code generally applicable to corporations.

MARKET PRICE OF THE CORPORATION'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

The Corporation had 1,629,062 common shares outstanding on August 26, 2002, held of record by approximately 650 shareholders. Price information with respect to the Corporation's common shares is quoted on The NASDAQ Stock Market, Inc.. The high and low daily closing prices for the common shares of the Corporation from July 1, 2000 to June 30, 2002, as quoted by The NASDAQ Stock Market, Inc., and cash dividends paid by quarter are shown below.

	Quarter ended			
	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002
High	$ 10.950	$ 10.930	$ 11.500	$ 13.250
Low	9.850	10.150	10.600	10.990
Cash Dividends	0.115	0.115	0.120	0.120

	Quarter ended			
	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001
High	$ 7.250	$ 7.500	$ 8.625	$ 10.900
Low	6.500	6.625	7.000	8.250
Cash Dividends	0.100	0.100	0.105	0.105

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, the Bank is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of payment of such dividend, be reduced below the amount required for the Liquidation Account (the account established for the purpose of granting a limited priority claim on the assets of the Bank in the event of complete liquidation to those members of the Bank before the Conversion who maintain a savings account at the Bank after the Conversion), or applicable regulatory capital requirements prescribed by the OTS.

A subsidiary of a savings and loan holding company must file a notice or an application with the OTS before it can declare and pay a dividend (1) if the proposed distribution would cause total distributions for that calendar year to exceed net income for that year to date plus the savings association's retained net income for the preceding two years; (2) if the savings association will not be at least adequately capitalized following the capital distribution; (3) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between the savings association and the OTS (or the FDIC), or a condition imposed on the savings association in an OTS-approved application or notice; or, (4) if the savings association has not received certain favorable examination ratings from the OTS. If a savings association subsidiary of a holding company is not required to file an application, it must file a notice with the OTS.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding the Corporation at the dates and for the periods indicated

Selected Financial Condition and Other Data:	At June 30, 2002	2001	2000	1999	1998
	(Dollars in thousands)				
Assets	$ 132,281	$ 122,398	$ 113,871	$ 107,855	$ 81,915
Cash and cash equivalents	2,932	2,598	2,376	8,564	7,657
Securities available for sale	4,414	2,535	3,418	2,970	14,019
Mortgage-backed securities available for sale	9;739	12,192	18,423	20,248	--
FHLB stock	1,927	1,826	1,564	1,431	393
Loans, net (1)	111,017	101,307	85,853	73,069	56,824
Deposits	79,773	71,172	64,951	56,495	48,538
FHLB advances	28,802	30,925	28,625	28,200	1,000
Other borrowings	--	--	--	2,350	--
Shareholders' equity	20,145	19,332	19,449	19,899	31,565
Number of full-service offices	3	3	3	2	2

Selected Operations Data:	Year ended June 30, 2002	2001	2000	1999	1998
	(Dollars in thousands, except per share amounts)				
Interest income	$ 9,497	$ 9,588	$ 8,259	$ 6,910	$ 5,372
Interest expense	4,256	4,822	4,084	2,623	2,108
Net interest income	5,241	4,766	4,175	4,287	3,264
Provision for loan losses	120	110	120	120	120
Net interest income after provision for loan losses	5,121	4,656	4,055	4,167	3,144
Noninterest income	432	354	271	204	176
Noninterest expense	3,290	2,870	2,717	2,308	1,929
Income before income taxes	2,263	2,140	1,609	2,063	1,391
Income tax expense	788	738	578	741	472
Net income	$ 1,475	$ 1,402	$ 1,031	$ 1,322	$ 919
Basic earnings per share (2)	$ .99	$ .87	$ .61	$ .67	$ .15
Diluted earnings per share (2)	$ .96	$ .87	$ .60	$ .66	$ .15
Dividends per share (2)	$ .47	$ .41	$ .29	$ 4.22	$ --

Selected Financial Ratios and Other Data:	At or for the year ended June 30, 2002	2001	2000	1999	1998
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	1.17%	1.17%	0.95%	1.45%	1.37%
Return on equity (ratio of net income to average equity)	7.43	7.06	5.26	4.48	5.40
Interest rate spread (3)	3.55	3.16	2.97	3.50	4.05
Net interest margin (4)	4.29	4.11	3.97	4.85	5.09
Noninterest expense to average assets	2.60	2.40	2.51	2.54	2.89
Efficiency ratio (5)	57.99	56.24	61.11	51.38	56.09
Net interest income to noninterest expense	159.30	166.06	153.65	185.77	169.14
Average interest-earning assets to average interest-bearing liabilities	1.21x	1.23x	1.25x	1.46x	1.32x
Equity Ratios:					
Average equity to average assets	15.70%	16.63%	18.12%	32.45%	25.51%
Shareholders' equity to total assets at end of period	15.23	15.79	17.08	18.45	38.53
Dividend payout ratio (2) (8)	47.47	47.13	47.54	629.85	--
Asset Quality Ratios and Other Data:					
Nonperforming assets to average assets (6)	1.04	0.20	0.09	0.15	0.37
Nonperforming assets to total assets at end of period (6)	1.08	0.19	0.09	0.12	0.30
Nonperforming loans to gross loans (7)	1.17	0.23	0.12	0.18	0.43
Allowance for loan losses to gross loans (7)	0.45	0.45	0.47	0.44	0.39
Allowance for loan losses to nonperforming loans	38.10	197.61	404.89	242.75	91.23
Net charge-offs to average loans	0.97	0.06	0.05	0.03	0.03
Total nonperforming loans	$ 1,311,000	$ 234,000	$ 100,000	$ 133,000	$ 245,000
Total nonperforming assets	1,433,000	234,000	100,000	133,000	245,000

(1) Loans are shown net of loans in process, net deferred loan fees and costs and the allowance for loan losses.

(2) Earnings per share for 1998 was computed based on net income of the Corporation since its stock issuance on March 25, 1998. The dividends for 1999 include a $4.00 return of capital distribution.

(3) The interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4) The net interest margin represents net interest income as a percent of average interest-earning assets.

(5) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income, excluding security gains and losses.

(6) Nonperforming assets consist of nonperforming loans and foreclosed assets. Nonperforming loans consist of all accruing loans 90 days or more past due and all nonaccrual loans.

(7) Gross loans are stated at the unpaid principal balances, net of loans in process.

(8) Dividends declared per share divided by basic earnings per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following is management's analysis of the Corporation's consolidated financial condition and consolidated results of operations as of and for the year ended June 30, 2002, compared to prior years. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

The Corporation provides financial services through its main and branch offices in Coshocton, Ohio and its branch office in West Lafayette, Ohio. Its primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, nonresidential mortgage and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate.

Forward Looking Statements

When used in this discussion or future filings by the Corporation with the Securities and Exchange Commission, or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected.

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed herein. The Corporation is not aware of any current recommendations by regulatory authorities that would have such effect if implemented.

The Corporation does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Financial Condition

Total assets at June 30, 2002 were $132.3 million, compared to $122.4 million at June 30, 2001, an increase of $9.9 million, or 8.1%. The increase in total assets was primarily in loans, which were funded by a decrease in mortgage-backed securities and an increase in deposits.

Securities available for sale increased from $2.5 million at June 30, 2001 to $4.4 million at June 30, 2002. Mortgage-backed securities, which totaled $9.7 million at June 30, 2002, declined $2.5 million due to the normal principal paydowns.

To leverage excess capital, the Corporation invested in obligations of state and political subdivisions with tax equivalent yields ranging from 5.61% to 5.99% totaling $2.4 million. These purchases were made prior to June 30, 2002 but did not settle until after June 30, 2002 resulting in the due to broker on security purchases in the liability section of the Corporation's balance sheet.

Loan growth, which totaled $9.7 million, occurred in several loan categories. The significant changes were one- to four-family residential real estate loans, which increased $8.9 million, construction loans, which increased $1.4 million, and loans secured by land, which increased $676,000. These increases reflect a stable local economy, the current low interest rate environment, and continued marketing within the communities the Corporation serves.

Total deposits increased $8.6 million from $71.2 million at June 30, 2001 to $79.8 million at June 30, 2002. The Corporation had increases in all deposit categories. Negotiable order of withdrawal ("NOW") and money market accounts increased $4.4 million, certificates of deposit increased $1.6 million, noninterest-bearing demand accounts increased $1.2 million and savings accounts increased $1.3 million. The increase in NOW and money market accounts resulted from the Corporation being more aggressive in its pricing of money market accounts compared to the local market. Generating deposit growth was a priority for the Corporation to help fund the loan demand and to leverage its capital position. The overall growth in deposits has occurred despite the current low interest rates. Continuing volatility in the stock market has prompted some investors to seek financial institution deposit products. Customers seeking more liquidity in the current low interest rate environment have shifted their funds into transaction accounts. As a result, certificates of deposit, as a percent of total deposits, decreased from 53.7% at June 30, 2001 to 50.0% at June 30, 2002. Almost all certificates of deposit issued by the Bank mature in less than five years.

FHLB advances totaled $28.8 million at June 30, 2002, compared to $30.9 million at June 30, 2001. At June 30, 2002, FHLB advances consisted of $22.0 million of long-term convertible fixed-rate advances, $4.0 million of fixed-rate advances which mature within the next 3 months and $2.8 million of long-term amortizing select payment mortgage matched advances. The convertible long-term advances have a fixed rate for a specified number of years and then convert to an adjustable rate at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid at any time without penalty.

Total shareholders' equity increased from $19.3 million at June 30, 2001 to $20.1 million at June 30, 2002. The increase resulted primarily from the current year earnings retained, the increase in equity from the allocation of the ESOP shares and the vesting of the RRP shares and an increase in market value of the Corporation's available-for-sale and mortgage-backed securities, partially offset by repurchases of the Corporation's stock.

Results of Operations

The operating results of the Corporation are affected by general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions. The Corporation's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which in turn is affected by the interest rates at which such loans are made, general economic conditions and the availability of funds for lending activities.

The Corporation's net income primarily depends upon its net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowings. The level of net interest income is dependent upon the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Net income is also affected by provisions for loan losses, service charges, gains on the sale of assets, other income, noninterest expense and income taxes.

Comparison of Results of Operations for the Years Ended June 30, 2002 and June 30, 2001

Net Income. The Corporation's net income for the year ended June 30, 2002 was $1,475,000, compared to $1,402,000 for the year ended June 30, 2001, an increase of $73,000, or 5.3%. The increase in net income was the result of increases in net interest income and noninterest income, which were partially offset by an increase in noninterest expense.

Net Interest Income. Net interest income totaled $5,241,000 for the year ended June 30, 2002, compared to $4,766,000 for the year ended June 30, 2001, an increase of $475,000, or 10.0%. The change in net interest income is attributable to an increase in the interest rate spread and an increase in average interest-earning assets. Due to the downward trend in interest rates which began in January 2001, yields on earning assets and the cost of funding those assets are both down.

Interest and fees on loans increased $505,000, or 6.3%, from $8,077,000 for the year ended June 30, 2001 to $8,582,000 for the year ended June 30, 2002. The increase in interest income was due to a higher average balance of loans partially offset by a decrease in the average yield earned on loans.

Interest earned on securities totaled $814,000 for the year ended June 30, 2002, compared to $1,390,000 for the year ended June 30, 2001. The decrease was a result of a lower average balance of securities and a decrease in the yield earned on securities.

Dividends on FHLB stock decreased $18,000 over the comparable period due to a decrease in the yield earned partially offset by an increase in number of shares of FHLB stock owned.

Total interest expense decreased $566,000 for the year ended June 30, 2002, compared to the year ended June 30, 2001. This decrease was the result of a decrease in the average rate paid on deposits and FHLB advances partially offset by an increase in average balances of interest-bearing deposits. These liabilities were utilized to fund loan growth.

Interest paid on deposits decreased $428,000 for the year ended June 30, 2002, compared to the year ended June 30, 2001. The decrease in interest expense was due to a decrease in the cost of borrowing partially offset by slight increase in the average balance of borrowings.

Interest on FHLB advances and other borrowings totaled $1,609,000 for the year ended June 30, 2002, compared to $1,747,000 for the year ended June 30, 2001, a decrease of $138,000. The decrease in interest expense was the result of a decrease in the cost of borrowings and was partially offset by a slight increase in the average balance of borrowings.

Allowance and Provision for Loan Losses. The Corporation maintains an allowance for loan losses in an amount that, in management's judgment, is adequate to absorb probable losses in the loan portfolio. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of the Corporation's loan portfolio, the economy, changes in real estate values and interest rates. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level that is considered adequate to absorb probable losses in the loan portfolio. The amount of the provision is based on management's quarterly review of the loan portfolio and consideration of such factors as historical loss experience, general prevailing economic conditions, changes in the size and composition of the loan portfolio and specific borrower considerations, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral.

The provision for loan losses for the years ended June 30, 2002 and June 30, 2001 totaled $120,000 and $110,000, respectively. The allowance for loan losses totaled $499,000, or 0.45% of gross loans, at June 30, 2002, compared to $462,000, or 0.45% of gross loans, at June 30, 2001. Nonperforming loans have increased from $234,000 at June 30, 2001 to $1.3 million primarily due to delinquencies on two large loans totaling approximately $733,000. These loans are secured by real estate and management expects to incur no loss related to these credits. Should circumstances change, the Corporation may need to make provisions for loan losses to absorb losses. Despite an increase in non-performing loans during 2002, the Corporation has not experienced significant charge-offs in any of the periods presented. The Corporation's low charge-off history is the product of a variety of factors, including the Corporation's underwriting guidelines, which generally require a loan-to-value or projected completed value ratio of 80% for purchase or construction of one- to four-family residential properties and 75% for commercial real estate and land loans, established income information and defined ratios of debt to income.

Noninterest income. Noninterest income includes service fees, securities gains and losses, loan sale gains, and other miscellaneous income. For the year ended June 30, 2002, noninterest income totaled $433,000 compared to $354,000 for the year ended June 30, 2001. Service charges and other fees accounted for $70,000 of the increase. The primary reason for the increase was increasing the per item charge to customers for overdrafts. Additionally, the Corporation recognized gains of $29,000 associated with the sale of $1,486,000 in mortgage loans to the Federal Home Loan Mortgage Corporation. Selling loans on the secondary market enables the Corporation to manage interest rate risk by reducing the Corporation's investment in long-term fixed-rate mortgages while still providing this product to its customers. During the last quarter of fiscal 2002, the Corporation did not sell any loans on the secondary market. Management funded the fixed-rate mortgages with select-payment mortgage matched advances from the Federal Home Loan Bank, which provides a similar repayment stream. No other item made up a significant portion of the change.

Noninterest expense. Noninterest expense increased $420,000, or 14.6%, for the year ended June 30, 2002, compared to the year ended June 30, 2001. The increase in noninterest expense was mostly due to an increase in salaries and employee benefits, occupancy and equipment expense, computer processing and other expense.

Salaries and employee benefits expense increased $211,000, or 12.2%. The increase was the result of normal annual merit increases, an increase in the cost of health insurance of $24,000 and additional expense recognized for the Corporation's ESOP of $91,000 because of the increase in the Corporation's average stock price compared to last year. Occupancy and equipment expense increased $43,000, or 18.9%, as a result of increases in depreciation and maintenance contracts related to the Corporation's change of data processing vendor in February 2002. The increase in computer processing was also due to the Corporation's change in core data processors and the additional features of the new system. The increase in other expenses of $103,000 was primarily due to the training costs and conversion charges associated with conversion of the computer processing systems during the year.

Income Tax Expense. The volatility of income tax expense is primarily attributable to the change in income before income taxes. Income tax expense totaled $788,000 for the year ended June 30, 2002, compared to $738,000 for the year ended June 30, 2001. The effective tax rate was 34.8% for the year ended June 30, 2002, compared to 34.5% for the year ended June 30, 2001. The increase in the effective rate is primarily due to the impact the Corporation's average stock price has on the Corporation's stock-based benefits plans.

Comparison of Results of Operations for the Years Ended June 30, 2001 and June 30, 2000

Net Income. The Corporation's net income for the year ended June 30, 2001 was $1,402,000, compared to $1,031,000 for the year ended June 30, 2000, an increase of $371,000, or 36.0%. The increase in net income was the result of increases in net interest income and noninterest income, which were partially offset by an increase in noninterest expense.

Net Interest Income. Net interest income totaled $4,766,000 for the year ended June 30, 2001, compared to $4,175,000 for the year ended June 30, 2000, an increase of $591,000, or 14.1%. The change in net interest income is attributable to an increase in the interest rate spread partially offset by a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities.

Interest and fees on loans increased $1,429,000, or 21.5%, from $6,648,000 for the year ended June 30, 2000 to $8,077,000 for the year ended June 30, 2001. The increase in interest income was due to a higher average balance of loans and an increase in the average yield earned on loans.

Interest earned on securities totaled $1,390,000 for the year ended June 30, 2001, compared to $1,482,000 for the year ended June 30, 2000. The decrease was a result of a lower average balance of securities, partially offset by an increase in the yield earned on securities.

Dividends on FHLB stock increased $13,000 over the comparable periods due to an increase in the number of shares of FHLB stock owned.

Total interest expense increased $738,000 for the year ended June 30, 2001, compared to the year ended June 30, 2000. This increase was the result of higher average balances of interest-bearing deposits and FHLB advances combined with an increase in the average rate paid on deposits. These liabilities were utilized to fund loan growth.

Interest paid on deposits increased $626,000 for the year ended June 30, 2001, compared to the year ended June 30, 2000. The increase in interest expense was due to an increase in the average balance of deposits combined with an increase in the cost of funds.

Interest on FHLB advances and other borrowings totaled $1,747,000 for the year ended June 30, 2001, compared to $1,634,000 for the year ended June 30, 2000, an increase of $113,000. The increase in interest expense was the result of a higher average balance of FHLB advances. The average rate paid remained stable.

During the last half of fiscal 2001, short-term interest rates declined 275 basis points. However, the impact on the Corporation was not evident until fiscal 2002 when interest-earning assets and interest-bearing liabilities repriced at current rates. For further discussion about the Corporation's interest-rate risk management, see the Asset and Liability Management section.

Provision for Loan Losses. The provision for loan losses for the years ended June 30, 2001 and June 30, 2000 totaled $110,000 and $120,000, respectively. The allowance for loan losses totaled $462,000, or 0.45% of gross loans, at June 30, 2001, compared to $405,000, or 0.47% of gross loans, at June 30, 2000. The Corporation has not experienced significant charge-offs in 2000 or 2001. Nonperforming loans were insignificant.

Noninterest income. Noninterest income includes service fees, securities gains and losses and other miscellaneous income. For the year ended June 30, 2001, noninterest income totaled $354,000, compared to $271,000 for the year ended June 30, 2000. Overdraft fees and other service charges accounted for $22,000 and $14,000 of the increase, respectively, while commissions from the sale of credit life insurance associated with the increased consumer loan activity accounted for $13,000 of the increase. Additionally, the Corporation recognized a gain of $17,000 associated with the sale of $5.0 million of mortgage-backed securities. No other item made up a significant portion of the change.

Noninterest expense. Noninterest expense increased $153,000, or 5.6%, for the year ended June 30, 2001, compared to the year ended June 30, 2000. The increase in noninterest expense was mostly due to an increase in salaries and employee benefits and occupancy and equipment expense, partially offset by a decrease in state franchise taxes.

Salaries and employee benefits expense increased $133,000, or 8.3%. The increase was the result of normal annual merit increases, an increase in the cost of health insurance and additional expense recognized for the Corporation's RRP. Occupancy and equipment expense increased $34,000, or 17.8%, as a result of increases in depreciation and maintenance contracts on furniture, fixtures and equipment for the West Lafayette branch which opened in the second quarter of fiscal 2000. State franchise taxes decreased due to lower capital levels at the Bank.

Income Tax Expense. Income tax expense totaled $738,000 for the year ended June 30, 2001, compared to $579,000 for the year ended June 30, 2000. The effective tax rate was 34.5% for the year ended June 30, 2001, compared to 36.0% for the year ended June 30, 2000. The decrease in the effective rate is primarily due to the impact the Corporation's average stock price has on the Corporation's stock-based benefits plans. Although the Corporation's stock price increased during 2001, the average stock price was lower than it was in fiscal 2000.

Yields Earned and Rates Paid

The following table sets forth certain information relating to the Corporation's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of interest-earning assets or interest-bearing liabilities for the periods presented. Average balances are derived from month-end balances.

	Year ended June 30,								
	2002			2001			2000		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans [1]	$ 107,002	$ 8,582	8.02%	$ 92,872	$ 8,077	8.70%	$ 79,769	$ 6,648	8.33%
Securities available for sale[2]	2,303	128	5.60	3,287	201	6.08	3,169	182	5.64
Mortgage-backed securities available for sale[2]	10,996	686	6.33	17,697	1,189	6.61	19,279	1,300	6.50
FHLB stock and other	2,089	101	4.86	1,682	121	7.20	2,134	129	6.06
Total interest-earning assets	122,390	9,497	7.77	115,538	9,588	8.28	104,351	8,259	7.86
Noninterest-earning assets	4,161			3,883			3,738		
Total assets	$ 126,551			$ 119,421			$ 108,089		
Interest-bearing liabilities:									
Demand deposits	$ 19,739	418	2.12	$ 15,763	574	3.64	$ 13,672	533	3.90
Savings accounts	12,107	219	1.81	11,046	279	2.53	11,426	289	2.53
Certificates of deposit	38,118	2,010	5.27	36,957	2,222	6.01	29,767	1,628	5.47
Total deposits	69,964	2,647	3.78	63,766	3,075	4.82	54,865	2,450	4.46
FHLB advances and other borrowings	30,817	1,609	5.22	30,506	1,747	5.73	28,637	1,634	5.71
Total interest-bearing liabilities	100,781	4,256	4.22	94,272	4,822	5.12	83,502	4,084	4.89
Noninterest-bearing liabilities	5,902			5,289			4,998		
Total liabilities	106,683			99,561			88,500		
Equity	19,868			19,860			19,589		
Total liabilities and equity	$ 126,551			$ 119,421			$ 108,089		
Net interest income; interest-rate spread[3]		$ 5,241	3.55%		$ 4,766	3.16%		$ 4,175	2.97%
Net earning assets	$ 21,609			$ 21,266			$ 20,849		
Net interest margin[4]			4.29%			4.11%			3.97%
Average interest-earning assets to interest-bearing liabilities	1.21x			1.23x			1.25x		

(1) Net of net deferred loan fees and costs and loans in process. Nonaccruing loans have been included in the table as loans carrying a zero yield.
(2) Includes unrealized gains and losses. Yield is based on amortized cost.
(3) Represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4) Represents net interest income divided by average interest-earning assets.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Corporation's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (multiplied by prior year rate), (2) changes in rate (multiplied by prior year volume) and (3) total changes in rate and volume. The combined effects of changes in both volume and rate that are not separately identified have been allocated proportionately to the change due to volume and the change due to rate:

	Year ended June 30,					
	2002 vs. 2001			2001 vs. 2000		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income attributable to:						
Loans	$ 1,165	$ (660)	$ 505	$ 1,130	$ 299	$ 1,429
Securities available for sale	(58)	(15)	(73)	5	14	19
Mortgage-backed securities available for sale	(455)	(48)	(503)	(132)	21	(111)
FHLB stock and other	25	(45)	(20)	(30)	22	(8)
Total interest-earning assets	$ 677	$ (768)	(91)	$ 973	$ 356	1,329
Interest expense attributable to:						
Demand deposits	$ 122	$ (278)	(156)	$ 78	$ (37)	41
Savings accounts	25	(85)	(60)	(10)	--	(10)
Certificates of deposit	68	(280)	(212)	421	173	594
FHLB advances and other borrowings	17	(155)	(138)	107	6	113
Total interest-bearing liabilities	$ 232	$ (798)	(566)	$ 596	$ 142	738
Net interest income			$ 475			$ 591

Asset and Liability Management

One of the Bank's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Bank has sought to reduce exposure of its earnings to changes in market interest rates by managing asset and liability maturities and interest rates primarily through the maintenance of a high level of investments in short-term assets, including one- and three-year adjustable-rate mortgage loans ("ARMs"). As part of its effort to monitor and manage interest rate risk, the Bank uses the "net portfolio value" ("NPV") methodology to illustrate the Bank's interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical basis point (1 basis point equals 0.01%) change in market interest rates.

Presented below, as of March 31, 2002, the most recent date with available data, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Bank's NPV is more sensitive to an increasing interest rate environment. The result principally occurs because, as rates rise, borrowers typically do not prepay loans as quickly as they do when interest rates are declining. Thus, in a rising interest-rate environment, the amount of interest the Bank would receive on its loans would increase relatively slowly as loans are repaid and new loans are made at higher rates. However, the interest the Bank would pay on its deposit products would increase more rapidly because the deposit portfolio generally has shorter periods to repricing.

	Net Portfolio Value			NPV as % of Portfolio Value Of Assets	
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
		(Dollars in thousands)			
300	$ 15,250	$ (4,656)	(23.4)%	12.14%	(288) bp
200	17,102	(2,804)	(14.1)	13.35	(167)
100	18,716	(1,190)	(6.0)	14.35	(67)
Static	19,906	--	--	15.02	--
(100)	20,291	385	1.9	15.14	12

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-back securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making risk calculations.

Liquidity and Capital Resources

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2002, 2001 and 2000.

	Year Ended June 30,		
	2002	2001	2000
Net income	$ 1,475	$ 1,402	$ 1,031
Adjustments to reconcile net income to net cash from operating activities	782	518	136
Net cash from operating activities	2,257	1,920	1,307
Net cash from investing activities	(7,088)	(7,681)	(12,448)
Net cash from financing activities	5,165	5,983	4,953
Net change in cash and cash equivalents	334	222	(6,188)
Cash and cash equivalents at beginning of period	2,598	2,376	8,564
Cash and cash equivalents at end of period	$ 2,932	$ 2,598	$ 2,376

The Corporation's principal sources of funds are deposits, loan repayments, maturities of securities and other funds provided by operations. The Corporation also has the ability to borrow from the FHLB. While scheduled loan repayments and maturing securities are relatively predictable, deposit flows and early loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. The Corporation maintains investments in liquid assets based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset/liability management program.

The Bank is required by regulations to meet certain minimum capital requirements. Current capital requirements call for tangible capital of 1.5% of adjusted total assets, core capital (which, for the Bank, consists solely of tangible capital) of 3.0% to 4.0% of adjusted total assets (depending on the Bank's examination rating) and risk-based capital (which, for the Bank, consists of core capital and general valuation allowances) of 8.0% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk).

The following table summarizes regulatory capital requirements and the Bank's actual capital at June 30, 2002.

	Actual Capital		Current Requirement		Excess of Actual Capital Over Current Requirement		Applicable
	Amount	Percent	Amount	Percent	Amount	Percent	Asset Total
	(Dollars in thousands)						
Tangible capital	$ 16,025	12.1%	$ 1,979	1.5%	$ 14,046	10.6%	$ 131,955
Core capital	16,025	12.1	5,278	4.0	10,747	8.1	131,955
Core risk-based capital	16,025	19.7	3,246	4.0	12,779	15.7	81,150
Total risk-based capital	16,524	20.4	6,492	8.0	10,032	12.4	81,150

Impact of New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which addresses the accounting for such assets arising from prior and future business combinations. Upon the adoption of this Statement, goodwill arising from business combinations is no longer amortized, but rather is assessed regularly for impairment, with any such impairment recognized as a reduction to earnings in the period identified. Other identified intangible assets, such as core deposit intangible assets, will continue to be amortized over their estimated useful lives. The Corporation is required to adopt this Statement on July 1, 2002. The adoption of this Statement will not have an impact on the Corporation's financial statements, because the Corporation does not have any intangible assets.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which amends SFAS No. 121 by addressing business segments accounted for as a discontinued operation under Accounting Principles Board Opinion No. 30. This Statement is effective beginning July 1, 2002. The effect of this Statement on the financial position and results of operations of the Corporation is not material.

The FASB also recently issued SFAS No. 145 and SFAS No. 146. SFAS 145 covers debt extinguishments and leases, and made some minor technical corrections. Gains and losses on extinguishments of debt, always treated as an extraordinary item under a previous standard, will no longer be considered extraordinary, except under very limited conditions. If a capital lease is modified to an operating, it will be treated as a sale-leaseback instead of a new lease. SFAS No. 146 covers accounting for costs associated with exit or disposal activities, such as lease termination costs or employee severance costs. The Statement replaces Emerging Issues Task Force (EITF) 94-3, and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. It requires these costs to be recognized when they are incurred rather than at date of commitment to an exit or disposal plan. The Corporation does not expect the effect of adoption of these Standards to be material.

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Home Loan Financial Corporation
Coshocton, Ohio

We have audited the accompanying consolidated balance sheets of Home Loan Financial Corporation as of June 30, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Loan Financial Corporation as of June 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Columbus, Ohio
July 19, 2002

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
June 30, 2002 and 2001

	2002	2001
ASSETS		
Cash and due from financial institutions	$ 2,716,138	$ 2,421,129
Interest-bearing deposits in other financial institutions	215,647	176,939
Total cash and cash equivalents	2,931,785	2,598,068
Securities available for sale	4,413,516	2,534,650
Mortgage-backed securities available for sale	9,738,990	12,191,628
Federal Home Loan Bank stock	1,927,100	1,825,800
Loans, net	111,017,080	101,307,215
Premises and equipment, net	1,278,592	1,083,434
Accrued interest receivable	651,707	613,994
Other assets	322,366	242,861
Total assets	$ 132,281,136	$ 122,397,650
LIABILITIES		
Deposits	$ 79,773,087	$ 71,172,481
Federal Home Loan Bank advances	28,802,335	30,925,000
Due to broker on security purchases	2,392,006	--
Accrued interest payable	590,581	613,223
Accrued expenses and other liabilities	578,626	354,631
Total liabilities	112,136,635	103,065,335
SHAREHOLDERS' EQUITY		
Preferred stock, no par value, 500,000 shares authorized, none outstanding	--	--
Common stock, no par value, 9,500,000 shares authorized, 2,248,250 shares issued	--	--
Additional paid-in capital	14,100,870	14,083,151
Retained earnings	13,831,012	13,314,599
Unearned employee stock ownership plan shares	(1,354,006)	(1,619,532)
Unearned recognition and retention plan shares	(434,692)	(616,545)
Treasury stock, at cost, 599,188 shares in 2002 and 559,257 shares in 2001	(6,186,296)	(5,841,263)
Accumulated other comprehensive income	187,613	11,905
Total shareholders' equity	20,144,501	19,332,315
Total liabilities and shareholders' equity	$ 132,281,136	$ 122,397,650

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Interest income			
Loans, including fees	$ 8,582,051	$ 8,076,783	$ 6,647,727
Securities	813,718	1,390,203	1,481,511
Dividends on Federal Home Loan Bank stock	101,428	119,355	106,105
Interest-bearing deposits and federal funds sold	141	1,644	23,308
Total interest income	9,497,338	9,587,985	8,258,651
Interest expense			
Deposits	2,646,862	3,075,407	2,449,200
Federal Home Loan Bank advances	1,609,344	1,747,005	1,512,098
Other borrowings	--	--	122,326
Total interest expense	4,256,206	4,822,412	4,083,624
Net interest income	5,241,132	4,765,573	4,175,027
Provision for loan losses	120,000	110,000	120,000
Net interest income after provision for loan losses	5,121,132	4,655,573	4,055,027
Noninterest income			
Service charges and other fees	298,168	228,444	177,123
Securities gains, net	--	17,268	--
Net gains on sales of loans	29,216	--	--
Other	104,537	108,772	94,445
Total noninterest income	431,921	354,484	271,568
Noninterest expense			
Salaries and employee benefits	1,949,039	1,737,711	1,604,771
Occupancy and equipment	269,299	226,447	192,162
State franchise taxes	147,511	144,000	193,342
Computer processing	185,248	137,234	119,818
Legal, audit and supervisory exam fees	190,364	182,363	164,293
Director fees	86,960	83,200	82,700
Other	461,618	358,916	360,214
Total noninterest expense	3,290,039	2,869,871	2,717,300
Income before income taxes	2,263,014	2,140,186	1,609,295
Income tax expense	787,600	738,393	578,700
Net income	$ 1,475,414	$ 1,401,793	$ 1,030,595
Basic earnings per common share	$ .99	$ .87	$ .61
Diluted earnings per common share	$ .96	$ .87	$ .60

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Net income	$ 1,475,414	$ 1,401,793	$ 1,030,595
Other comprehensive income (loss)			
Unrealized holding gains (losses) on securities available for sale	266,224	952,264	(418,191)
Less reclassification adjustment for gains later recognized in income	--	(17,268)	--
Net unrealized gains and losses	266,224	934,996	(418,191)
Tax effect	(90,516)	(317,898)	142,184
Total other comprehensive income (loss)	175,708	617,098	(276,007)
Comprehensive income	$ 1,651,122	$ 2,018,891	$ 754,588

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2002, 2001 and 2000

	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned RRP Shares	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance at July 1, 1999	$ 14,060,770	$ 12,154,493	$ (2,109,864)	$ (1,024,269)	$ (2,852,948)	$ (329,186)	$ 19,898,996
Net income	--	1,030,595	--	--	--	--	1,030,595
Cash dividend - $.29 per share	--	(512,871)	--	--	--	--	(512,871)
Contribution of accumulated dividends on unawarded RRP shares	71,414	--	--	--	--	--	71,414
Commitment to release 22,394 ESOP shares	(49,033)	(6,285)	236,709	--	--	--	181,391
Compensation expense with respect to RRP	--	--	--	192,004	--	--	192,004
Purchase of 134,452 treasury shares	--	--	--	--	(1,136,914)	--	(1,136,914)
Change in fair value of securities available for sale, net of tax effects	--	--	--	--	--	(276,007)	(276,007)
Balance at June 30, 2000	$ 14,083,151	$ 12,665,932	$ (1,873,155)	$ (832,265)	$ (3,989,862)	$ (605,193)	$ 19,448,608

(Continued)

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended June 30, 2002, 2001 and 2000

	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned RRP Shares	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance at July 1, 2000	$ 14,083,151	$ 12,665,932	$ (1,873,155)	$ (832,265)	$ (3,989,862)	$ (605,193)	$ 19,448,608
Net income	--	1,401,793	--	--	--	--	1,401,793
Cash dividend - $ 0.41 per share	--	(686,889)	--	--	--	--	(686,889)
Commitment to release 23,993 ESOP shares	--	(66,237)	253,623	--	--	--	187,386
Compensation expense with respect to RRP	--	--	--	215,720	--	--	215,720
Purchase of 205,600 treasury shares	--	--	--	--	(1,851,401)	--	(1,851,401)
Change in fair value of securities available for sale, net of tax effects	--	--	--	--	--	617,098	617,098
Balance at June 30, 2001	$ 14,083,151	$ 13,314,599	$ (1,619,532)	$ (616,545)	$ (5,841,263)	$ 11,905	$ 19,332,315

(Continued)

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended June 30, 2002, 2001 and 2000

	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned RRP Shares	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance at July 1, 2001	$ 14,083,151	$ 13,314,599	$ (1,619,532)	$ (616,545)	$ (5,841,263)	$ 11,905	$ 19,332,315
Net income	--	1,475,414	--	--	--	--	1,475,414
Cash dividend - $ 0.47 per share	--	(716,017)	--	--	--	--	(716,017)
Commitment to release 25,120 ESOP shares	--	12,794	265,526	--	--	--	278,320
Compensation expense with respect to RRP	14,317	(3,694)	--	181,853	--	--	192,476
Purchase of 80,971 treasury shares	--	--	--	--	(912,715)	--	(912,715)
Exercise of 41,040 stock options	3,402	(252,084)	--	--	567,682	--	319,000
Change in fair value of securities available for sale, net of tax effects	--	--	--	--	--	175,708	175,708
Balance at June 30, 2002	$ 14,100,870	$ 13,831,012	$ (1,354,006)	$ (434,692)	$ (6,186,296)	$ 187,613	$ 20,144,501

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 1,475,414	$ 1,401,793	$ 1,030,595
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	134,568	109,560	94,311
Securities amortization and accretion	(4,715)	(6,185)	(3,074)
Provision for loan losses	120,000	110,000	120,000
FHLB stock dividends	(101,300)	(119,200)	(105,900)
Securities gains	--	(17,268)	--
Compensation expense on ESOP shares	278,320	187,386	181,391
Compensation expense on RRP shares	178,159	215,720	192,004
Deferred taxes	13,067	1,106	29,411
Net change in:			
Accrued interest receivable and other assets	60,722	(87,581)	(178,790)
Accrued expenses and other liabilities	97,770	121,842	(65,622)
Deferred loan fees	4,672	3,073	12,919
Net cash from operating activities	2,256,677	1,920,246	1,307,245
Cash flows from investing activities			
Securities available for sale:			
Proceeds from maturities	2,500,000	1,000,000	250,000
Purchases	(2,001,113)	--	(734,946)
Mortgage-backed securities available for sale:			
Proceeds from maturities and principal paydowns	2,737,830	2,040,935	1,447,236
Proceeds from sale	--	5,031,772	--
Net change in interest-bearing time deposits	--	--	35,152
Net change in loans	(9,994,758)	(15,567,516)	(12,916,838)
Purchase of FHLB stock	--	(142,500)	(27,700)
Premises and equipment expenditures	(329,726)	(44,097)	(501,146)
Net cash from investing activities	(7,087,767)	(7,681,406)	(12,448,242)
Cash flows from financing activities			
Net change in deposits	8,600,606	6,221,459	8,456,479
Net change in short-term FHLB advances	(4,925,000)	(1,700,000)	425,000
Net change in other short-term borrowings	--	--	(2,350,000)
Proceeds from long-term FHLB advances	4,865,000	4,000,000	5,000,000
Maturities and repayments of long-term FHLB advances	(2,062,665)	--	(5,000,000)
Cash dividends paid	(716,017)	(686,889)	(512,871)
Contribution of accumulated dividends on unawarded RRP shares	--	--	71,414
Proceeds from exercise of stock options	315,598	--	--
Purchase of treasury shares	(912,715)	(1,851,401)	(1,136,914)
Net cash from financing activities	5,164,807	5,983,169	4,953,108
Net change in cash and cash equivalents	333,717	222,009	(6,187,889)
Cash and cash equivalents at beginning of year	2,598,068	2,376,059	8,563,948
Cash and cash equivalents at end of year	$ 2,931,785	$ 2,598,068	$ 2,376,059

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Home Loan Financial Corporation ("HLFC") and its wholly-owned subsidiaries, The Home Loan Savings Bank ("Bank"), a state chartered stock savings and loan association, and Home Loan Financial Services, Inc., together referred to as the Corporation. Intercompany accounts and transactions have been eliminated in consolidation.

The Corporation provides financial services through its main and branch offices in Coshocton, Ohio and a branch office in West Lafayette, Ohio. The Corporation's primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, nonresidential mortgage, commercial and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Substantially all revenues are derived from financial institution products and services in Coshocton County and its contiguous areas. Management considers the Corporation to operate in one segment, banking. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, due from banks, overnight deposits and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits with other banks and short-term borrowings with original maturities of 90 days or less.

The Corporation paid interest of $4,278,848, $4,796,446 and $4,162,854 and income taxes of $745,978, $740,000 and $705,000 in 2002, 2001 and 2000, respectively. Noncash transfers from loans to other real estate loans totaled $160,221 in 2002. In 2002, the Bank financed the purchase of $2,392,006 of available for sale securities in a noncash transaction resulting in a liability to the broker. There were no significant noncash transactions in 2001 or 2000.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss). Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of net deferred loan fees and costs, the allowance for loan losses and loans in process. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. There were no loans held for sale at June 30, 2002 or 2001.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time the property is acquired is accounted for as a loan charge-off. After acquisition, if fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Other real estate owned at June 30, 2002 was $122,415. There was no other real estate owned at June 30, 2001.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using primarily the straight-line method. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are charged to expense as incurred.

Servicing Assets: Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance. Mortgage servicing rights at June 30, 2002 totaled $12,083. There were no mortgage servicing rights at June 30, 2001.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using a fair value method to measure expense using an option-pricing model to estimate fair value.

Income Taxes: Income tax expense is the total of current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Employee Stock Ownership Plan: The cost of shares issued to the Employee Stock Ownership Plan ("ESOP"), but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest, or are used to purchase additional shares.

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Recognition and Retention Plan ("RRP") shares are considered outstanding as they become vested. Diluted earnings per common share include the dilutive effect of RRP shares and the additional potential common shares issuable under stock options.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to HLFC or by HLFC to shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications: Reclassifications of certain amounts in the 2001 and 2000 consolidated financial statements have been made to conform to the 2002 presentation.

NOTE 2 – SECURITIES

Securities at year-end are summarized as follows.

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
June 30, 2002			
Securities available for sale			
U.S. Government agencies	$ 2,022,390	$ 20,582	$ --
Obligations of state and political subdivisions	2,391,126	--	--
	$ 4,413,516	$ 20,582	$ --
Mortgage-backed securities available for sale			
U.S. Government agencies	$ 9,738,990	$ 263,680	$ --
June 30, 2001			
Securities available for sale			
U.S. Government agencies	$ 2,534,650	$ 38,703	$ --
Mortgage-backed securities available for sale			
U.S. Government agencies	$ 12,191,628	$ 197	$ (20,862)

Contractual maturities of securities at year-end 2002 were as follows. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Fair Value
Due in one year or less	--
Due after one year through five years	$ 2,022,390
Due after five years through ten years	777,387
Due after ten years	1,613,739
Mortgage-backed securities	9,738,990
	$ 14,152,506

At June 30, 2002 and 2001, securities with a carrying value of $1,008,050 and $1,823,520 were pledged to secure public funds. Proceeds from the sale of securities available for sale totaled $5,031,772 for 2001. Gross gain of $17,268 was realized on this sale in 2001. There were no sales of securities in 2002 or 2000.

(Continued)

NOTE 3 – LOANS

Year-end loans were as follows.

	2002	2001
Residential real estate loans:		
1 - 4 family	$ 75,288,917	$ 66,429,160
Home equity	4,005,457	4,346,952
Nonresidential real estate	10,549,897	10,182,084
Real estate construction	3,096,990	1,739,800
Land	1,357,999	681,622
Total real estate loans	94,299,260	83,379,618
Commercial	4,005,222	4,151,117
Consumer and other loans		
Home improvement	4,320,019	5,558,066
Automobile	5,127,570	4,922,723
Deposit	312,097	380,690
Credit card	543,006	535,874
Other	4,574,437	3,719,082
Total consumer and other	14,877,129	15,116,435
Total loans	113,181,611	102,647,170
Less:		
Allowance for loan losses	(499,467)	(462,292)
Loans in process	(1,495,758)	(713,029)
Net deferred loan fees and costs	(169,306)	(164,634)
	$ 111,017,080	$ 101,307,215

Activity in the allowance for loan losses was as follows.

	2002	2001	2000
Beginning balance	$ 462,292	$ 404,888	$ 322,700
Provision for losses	120,000	110,000	120,000
Loans charged-off	(96,670)	(54,728)	(38,651)
Recoveries of previous charge-offs	13,845	2,132	839
Ending balance	$ 499,467	$ 462,292	$ 404,888

Nonperforming loans consisted of loans past due over 90 days that are still accruing interest totaling approximately $1,311,000 and $234,000 at June 30, 2002 and 2001. These loans are well-secured and in the process of collection. The Corporation had no nonaccrual loans at June 30, 2002 or 2001. Nonperforming loans include smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

As of June 30, 2002 and 2001 and for each of the three years in the period ending June 30, 2002, loans required to be evaluated for impairment on an individual loan basis were not material.

(Continued)

NOTE 3 – LOANS (Continued)

Certain directors, executive officers and companies with which they are affiliated were loan customers during the year ended June 30, 2002. The following is an analysis of such loans, excluding credit card loans. Credit limits may not exceed $5,500 on credit card loans to directors and officers.

Balance July 1, 2001	$ 576,015
New loans	292,718
Repayments	(70,783)
Changes in directors and their affiliations	(161,025)
Balance June 30, 2002	$ 636,925

NOTE 4 – ACCRUED INTEREST RECEIVABLE

Year-end accrued interest receivable was as follows.

	2002	2001
Loans	$ 581,269	$ 497,018
Securities	70,438	116,976
	$ 651,707	$ 613,994

NOTE 5 – PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows.

	2002	2001
Land	$ 174,884	$ 174,884
Buildings and improvements	1,180,031	1,150,722
Furniture and equipment	1,080,970	780,553
Total cost	2,435,885	2,106,159
Accumulated depreciation	(1,157,293)	(1,022,725)
	$ 1,278,592	$ 1,083,434

(Continued)

NOTE 6 - DEPOSITS

Year-end deposits consisted of the following.

	2002	2001
Noninterest-bearing demand deposits	$ 5,984,892	$ 4,743,195
NOW and money market accounts	21,369,873	16,938,714
Savings accounts	12,560,707	11,254,332
Certificates of deposit	39,857,615	38,236,240
	$ 79,773,087	$ 71,172,481

The aggregate amounts of certificates of deposit with balances of $100,000 or more at June 30, 2002 and 2001 were $7,742,702 and $5,858,821.

At June 30, 2002, the scheduled maturities of certificates of deposit were as follows.

Year ending June 30,	2003	$ 24,202,470
	2004	5,625,801
	2005	2,864,930
	2006	375,706
	2007	6,700,481
	Thereafter	88,227
		$ 39,857,615

NOTE 7 - FHLB ADVANCES

At June 30, 2002, the Bank had a cash management line of credit enabling it to borrow up to $10,000,000 from the Federal Home Loan Bank of Cincinnati ("FHLB"). The line of credit must be renewed on an annual basis. Borrowings outstanding on this line of credit included in the table below totaled $4,925,000 at June 30, 2001. No borrowings were outstanding on this line of credit at June 30, 2002. As a member of the FHLB system and based upon the Bank's current FHLB stock ownership, the Bank has the ability to obtain borrowings up to a total of $38,542,000, including the line of credit. Advances under the borrowing agreements are collateralized by the Bank's FHLB stock and $36,002,919 of qualifying mortgage loans. The interest rates on the convertible fixed-rate advances are fixed for a specified number of years, then convertible at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid without penalty.

(Continued)

NOTE 7 – FHLB ADVANCES (Continued)

At year-end, advances from the FHLB were as follows.

	2002	2001
Cash management line of credit, 4.28% at June 30, 2001	$ --	$ 4,925,000
Fixed-rate advance, 6.76%, due September 2001	--	2,000,000
Fixed-rate advance, 6.77%, due September 2002	2,000,000	2,000,000
Fixed-rate advance, 3.64%, due September 2002	2,000,000	--
Convertible, fixed-rate advance until September 2001, 5.37%, due March 2004	10,000,000	10,000,000
Convertible, fixed-rate advance until June 2003, 5.66%, due June 2008	1,000,000	1,000,000
Convertible, fixed-rate advance until September 2003, 5.18%, due September 2008	2,000,000	2,000,000
Convertible, fixed-rate advance until March 2004, 5.66%, due March 2009	4,000,000	4,000,000
Convertible, fixed-rate advance until September 2001, 6.23%, due March 2010	1,000,000	1,000,000
Convertible, fixed-rate advance until September 2001, 6.11%, due March 2010	4,000,000	4,000,000
Select payment mortgage matched advance, 10% annual prepayment, 4.63%, due January 2012	483,452	--
Select payment mortgage matched advance, 5% annual prepayment, 4.90%, due January 2012	483,681	--
Select payment mortgage matched advance, 5% annual prepayment, 4.99%, due February 2012	487,033	--
Select payment mortgage matched advance, 10% annual prepayment, 4.72%, due February 2012	486,849	--
Select payment mortgage matched advance, 15% annual prepayment, 4.72%, due May 2012	322,876	--
Select payment mortgage matched advance, 10% annual prepayment, 5.50%, due May 2022	309,288	--
Select payment mortgage matched advance, 10% annual prepayment, 4.85%, due May 2012	129,156	--
Select payment mortgage matched advance, 5% annual prepayment, 5.32%, due July 2022	100,000	--
	$ 28,802,335	$ 30,925,000

At year-end, the scheduled maturities of advances from the FHLB were as follows.

Year ended June 30,	2003	$ 4,430,294
	2004	10,387,690
	2005	345,250
	2006	307,777
	2007	274,657
	thereafter	13,056,667
		$ 28,802,335

(Continued)

NOTE 8 - INCOME TAXES

Income tax expense was as follows.

	2002	2001	2000
Current tax expense	$ 756,814	$ 737,287	$ 549,289
Tax effect of exercise of stock options and vesting of RRP shares	17,719	--	--
Deferred tax expense	13,067	1,106	29,411
	$ 787,600	$ 738,393	$ 578,700

Year-end sources of gross deferred tax assets and gross deferred tax liabilities were as follows.

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 169,819	$ 157,180
Deferred loan fees	57,564	58,184
Accrued benefits	54,030	57,022
Total deferred tax assets	281,413	272,386
Deferred tax liabilities:		
Depreciation	32,652	14,345
FHLB stock	203,945	169,503
Accrual to cash	--	31,062
Security discount accretion	39	3,740
Mortgage servicing rights	4,108	--
Unrealized gain on securities available for sale	96,649	6,133
Total deferred tax liabilities	337,393	224,783
Net deferred tax asset (liability)	$ (55,980)	$ 47,603

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following.

	2002	2001	2000
Income taxes computed at the statutory tax rate on pretax income	$ 769,425	$ 727,663	$ 547,160
Tax effect of:			
ESOP	30,128	491	4,169
Nondeductible expenses and other	(11,953)	10,239	27,371
	$ 787,600	$ 738,393	$ 578,700
Effective tax rate	34.8%	34.5%	36.0%

(Continued)

NOTE 8 – INCOME TAXES (Continued)

The Corporation, in accordance with SFAS No. 109, has not recorded a deferred tax liability of approximately $526,000 related to approximately $1,548,000 of cumulative special bad debt deductions included in retained earnings and arising prior to June 30, 1988, the end of the Bank's base year for purposes of calculating bad debt deduction for tax purposes. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

NOTE 9 – PENSION PLAN

Prior to September 1, 2000, substantially all of the Corporation's employees participated in a multi-employer pension plan administered by trustees of the Financial Institutions Retirement Fund. Effective September 1, 2000, the Corporation withdrew from the plan. The Corporation recognized pension expense equal to contributions made to the plan. Contributions of $5,040 and $17,888 were made for 2001 and 2000, respectively.

NOTE 10 – BENEFIT PLANS

The Corporation has a profit-sharing plan covering officers of the Bank. Up to 10% of pretax income, excluding nonrecurring items and extraordinary gains or losses not related to operations, and before deductions of awards under this plan is contributed. The total contribution is allocated to the officers based upon fixed percentages established by the Board of Directors. No incentive awards are payable unless a minimum return on assets is exceeded. The plan's expense amounted to $186,048, $172,632 and $166,621 for the years ended June 30, 2002, 2001 and 2000.

NOTE 11 – EMPLOYEE STOCK OWNERSHIP PLAN

The Corporation offers an ESOP for the benefit of substantially all employees of the Corporation. The ESOP borrowed funds from HLFC in order to acquire 179,860 common shares of HLFC at $10.00 per share. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Bank's discretionary contributions to the ESOP and earnings on ESOP assets. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. When loan payments are made, ESOP shares are allocated to participants based on relative compensation.

In May 1999, the Corporation declared and paid a $4.00 per share return of capital distribution. The ESOP received $674,812 from the return of capital distribution on 168,703 unallocated shares. The ESOP purchased an additional 54,406 shares with the proceeds from the return of capital distribution. The additional shares purchased will be held in suspense and allocated to participants in a manner similar to the original ESOP shares.

(Continued)

NOTE 11 - EMPLOYEE STOCK OWNERSHIP PLAN (Continued)

ESOP compensation expense was $278,320, $187,386 and $181,391 for the years ended June 30, 2002, 2001 and 2000. Year-end ESOP shares were as follows.

	2002	2001
Allocated shares	81,464	57,471
Shares committed to be released for allocation	25,120	23,993
Unreleased shares	127,682	152,802
Total ESOP shares	234,266	234,266
Fair value of unreleased shares at year-end	$ 1,640,714	$ 1,505,139

NOTE 12 - STOCK OPTION AND INCENTIVE PLAN

The Home Loan Financial Corporation 1998 Stock Option and Incentive Plan ("Plan") was approved by the shareholders of the Corporation on October 13, 1998. A total of 224,825 common shares are available for granting stock options pursuant to the Plan. One-fifth of the options awarded become first exercisable on each of the first five anniversaries of the date of grant. However, upon the death or disability of a participant, the participant's shares will be deemed vested and nonforfeitable upon such date. The option period expires 10 years from the date of grant.

Options outstanding at year-end 2002 were as follows.

Grant Date	Exercise Price	Number	Weighted Average Remaining Life
October 1998	$ 7.69	130,933	6.29 years
January 2000	8.19	10,500	7.54 years
		141,433	6.39 years

Information about options granted was as follows.

	2002		2001		2000	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	187,470	$ 7.72	188,790	$ 7.72	179,570	$ 7.69
Granted	--	--	--	--	10,500	8.19
Forfeited	(4,997)	7.69	(1,320)	7.69	(1,280)	7.69
Exercised	(41,040)	7.69	--	--	--	--
Outstanding at end of year	141,433	7.73	187,470	7.72	188,790	7.72
Options exercisable at year-end	72,242	7.72	77,388	7.70	35,914	7.69
Remaining shares available for grant	42,352		37,355		36,035	

(Continued)

NOTE 12 - STOCK OPTION AND INCENTIVE PLAN (Continued)

The following table presents the fair value of options granted using an options pricing model along with the assumptions used in the computation.

Grant Date	Fair Value of Options	Risk-Free Interest Rate	Expected Life	Volatility of Stock Price	Expected Dividends
January 2000	$ 3.08	6.67%	10 years	40.22%	3.88%

The following pro forma information presents net income and earnings per share had the fair value method of SFAS No. 123 been used to measure compensation cost for stock options granted. No compensation expense was recognized for the year ended June 30, 2002, 2001 or 2000.

	2002	2001	2000
Net income as reported	$ 1,475,414	$ 1,401,793	$ 1,030,595
Pro forma net income	1,320,458	1,236,216	865,858
Basic earnings per share as reported	.99	.87	.61
Pro forma basic earnings per share	.89	.77	.51
Diluted earnings per share as reported	.96	.87	.60
Pro forma diluted earnings per share	.86	.77	.51

NOTE 13 - RECOGNITION AND RETENTION PLAN

The RRP was adopted by the Board of Directors and approved by the shareholders of the Corporation on October 13, 1998 to purchase 89,930 common shares, which is equal to 4% of the common shares sold in connection with the mutual to stock conversion. The RRP provides directors and certain key employees with an ownership interest in the Corporation by compensating such individuals for services to the Corporation.

In conjunction with the adoption of the RRP on October 13, 1998, the Board of Directors awarded 72,866 shares to certain directors, officers and employees of the Corporation. The Board of Directors awarded an additional 4,000 shares in January 2000. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the date of the award. During the year ended June 30, 2002, 1,798 shares were forfeited. No shares had previously been forfeited. At June 30, 2002, 46,520 shares had vested. In the event of the death or disability of a participant, however, the participant's shares will be deemed earned and nonforfeitable upon such date. At June 30, 2002, there were 14,862 shares reserved for future awards. Compensation expense related to RRP shares is based on the fair value of the shares at the date of grant. For the year ended June 30, 2002, 2001 and 2000, compensation expense totaled $178,159, $215,720 and $192,004.

(Continued)

NOTE 14 – OFF-BALANCE-SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

A summary of the notional or contractual amounts of financial instruments with off-balance sheet risk at year-end follows.

	2002	2001
Lines of credit – variable rate	$ 4,085,000	$ 3,923,000
1-4 family residential real estate – variable rate	167,000	998,000
1-4 family residential real estate – fixed rate	844,000	356,000
Commercial real estate – variable rate	560,000	350,000
Credit card arrangements – fixed rate	1,387,000	1,326,000

The interest rates on fixed-rate commitments ranged from 6.75% to 13.90% at June 30, 2002 and 7.00% to 13.90% at June 30, 2001. The interest rates on variable rate commitments ranged from 5.25% to 18.99% at June 30, 2002 and 6.50% to 8.00% at June 30, 2001.

The Bank entered into an employment agreement with an officer of HLFC and the Bank. The agreement provides for a term of three years and a salary and performance review by the Board of Directors not less often than annually, as well as inclusion of the employee in any formally established employee benefit, bonus, pension and profit-sharing plans for which senior management personnel are eligible. The agreement provides for extensions for a period of one year on each anniversary date, subject to review and approval of the extension by disinterested members of the Board of Directors of the Bank. The employment agreement also provides for vacation and sick leave in accordance with the Bank's prevailing policies.

NOTE 15 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal regulatory agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators.

(Continued)

NOTE 15 - REGULATORY MATTERS (Continued)

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At June 30, 2002 and 2001, management believes the Bank complied with all regulatory capital requirements. Based on the computed regulatory capital ratios, the Bank is considered well capitalized under the Federal Deposit Insurance Act at June 30, 2002 and 2001. Management believes no conditions or events have occurred subsequent to last notification by regulators that would cause the Bank's capital category to change.

At year-end 2002 and 2001, the Bank's actual capital levels and minimum required levels were as follows.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
June 30, 2002						
Total capital (to risk-weighted assets)	$ 16,524	20.4%	$ 6,492	8.0%	$ 8,115	10.0%
Tier 1 (core) capital (to risk-weighted assets)	16,025	19.7	3,246	4.0	4,869	6.0
Tier 1 (core) capital (to adjusted total assets)	16,025	12.1	5,278	4.0	6,598	5.0
Tangible capital (to adjusted total assets)	16,025	12.1	1,979	1.5	N/A	
June 30, 2001						
Total capital (to risk-weighted assets)	$ 14,464	19.5%	$ 5,920	8.0%	$ 7,400	10.0%
Tier 1 (core) capital (to risk-weighted assets)	14,002	18.9	2,960	4.0	4,440	6.0
Tier 1 (core) capital (to adjusted total assets)	14,002	11.4	4,894	4.0	6,117	5.0
Tangible capital (to adjusted total assets)	14,002	11.4	1,835	1.5	N/A	

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

(Continued)

NOTE 15 – REGULATORY MATTERS (Continued)

When the Bank converted from a mutual to a stock institution, a "liquidation account" was established at $10,579,000, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if the Bank were liquidated. Dividends may not reduce shareholders' equity below the required liquidation account balance.

Office of Thrift Supervision ("OTS") regulations limit capital distributions by savings associations. Generally, capital distributions are limited to the current year to date undistributed net income and prior two years' undistributed net income, as long as the institution remains well capitalized after the proposed distribution. At year-end 2001, no amount is available to pay dividends to the holding company without prior approval from the OTS.

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments at year-end were as follows.

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 2,931,785	$ 2,931,785	$ 2,598,068	$ 2,598,068
Securities available for sale	4,413,516	4,413,516	2,534,650	2,534,650
Mortgage-backed securities available for sale	9,738,990	9,738,990	12,191,628	12,191,628
Loans, net of allowance for loan losses	111,017,080	111,895,000	101,307,215	101,247,000
FHLB stock	1,927,100	1,927,100	1,825,800	1,825,800
Accrued interest receivable	651,707	651,707	613,994	613,994
Financial liabilities:				
Demand, savings and money market deposit accounts	(39,915,472)	(39,915,472)	(32,936,241)	(32,936,241)
Certificates of deposit	(39,857,615)	(40,414,000)	(38,236,240)	(38,609,000)
FHLB advances	(28,802,335)	(30,358,000)	(30,925,000)	(31,526,000)
Accrued interest payable	(590,581)	(590,581)	(613,223)	(613,223)

The estimated fair value approximates carrying amounts for all items except those described below. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of borrowings is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, which are not material.

(Continued)

NOTE 17 - EARNINGS PER SHARE

The factors used in the earnings per share computation were as follows.

	2002	2001	2000
Basic earnings per common share			
Net income	$ 1,475,414	$ 1,401,793	$ 1,030,595
Weighted average common shares outstanding	1,666,750	1,831,507	1,961,382
Less: Average unallocated ESOP shares	(140,246)	(164,799)	(187,992)
Less: Average nonvested RRP shares	(40,851)	(56,509)	(72,231)
Average shares	1,485,653	1,610,199	1,701,159
Basic earnings per common share	$ .99	$ .87	$ .61

	2002	2001	2000
Diluted earnings per common share			
Net income	$ 1,475,414	$ 1,401,793	$ 1,030,595
Weighted average common shares outstanding for basic earnings per common share	1,485,653	1,610,199	1,701,159
Add: Dilutive effects of stock options	46,594	2,501	8,326
Average shares and dilutive potential common shares	1,532,247	1,612,700	1,709,485
Diluted earnings per common share	$ .96	$ .87	$ .60

Unearned RRP shares did not have a dilutive effect on EPS for the year ended June 30, 2002, 2001 or 2000, as the fair value of the RRP shares on the date of grant was greater than the average market price for the period. For the year ended June 30, 2001, 10,500 stock options were not considered in computing diluted earnings per common share because they were antidilutive.

(Continued)

NOTE 18 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of HLFC as of June 30, 2002 and 2001, and for the years ended June 30, 2002, 2001 and 2000 was as follows.

CONDENSED BALANCE SHEETS
June 30, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 2,826,182	$ 4,061,491
Investment in subsidiaries	16,212,530	14,013,765
Loan receivable	1,002,608	1,181,530
Other assets	103,181	75,529
Total assets	$ 20,144,501	$ 19,332,315
Shareholders' equity	$ 20,144,501	$ 19,332,315

CONDENSED STATEMENTS OF INCOME
Years ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Dividends from subsidiary	$ --	$ --	$ 10,300,000
Interest on loan	70,065	80,200	89,149
Other income	--	--	1,427
Total interest income	70,065	80,200	10,390,576
Operating expenses	89,750	84,461	217,711
Income before income taxes and equity in undistributed earnings of subsidiary	(19,685)	(4,261)	10,172,865
Income tax expense (benefit)	--	(4,481)	(42,600)
Income before equity in undistributed earnings of subsidiary	(19,685)	220	10,215,465
Equity in undistributed earnings (distributions in excess of earnings) of subsidiary	1,495,099	1,401,573	(9,184,870)
Net income	$ 1,475,414	$ 1,401,793	$ 1,030,595

(Continued)

NOTE 18 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 1,475,414	$ 1,401,793	$ 1,030,595
Adjustments to reconcile net income to cash provided by operations:			
(Equity in undistributed income) distributions in excess of earnings of subsidiary	(1,495,099)	(1,401,573)	9,184,870
Net changes in other assets	(9,933)	(14,411)	(42,475)
Net change in other liabilities	--	--	(1,231)
Net cash from operating activities	(29,618)	(14,191)	10,171,759
Cash flows from investing activities			
Proceeds from loan principal repayments	178,922	170,911	146,804
Net cash from investing activities	178,922	170,911	146,804
Cash flows from financing activities			
Net change in other short-term borrowings	--	--	(2,350,000)
Cash dividends paid	(716,017)	(686,889)	(512,871)
Contribution of accumulated dividends on unawarded RRP shares	--	--	71,414
Proceeds from exercise of stock options	315,598	--	--
Purchase of treasury shares	(912,715)	(1,851,401)	(1,136,914)
Dividends on unallocated ESOP shares	(71,479)	(72,479)	(57,765)
Net cash from financing activities	(1,384,613)	(2,610,769)	(3,986,136)
Net change in cash and cash equivalents	(1,235,309)	(2,454,049)	6,332,427
Cash and cash equivalents at beginning of period	4,061,491	6,515,540	183,113
Cash and cash equivalents at end of year	$ 2,826,182	$ 4,061,491	$ 6,515,540

HOME LOAN FINANCIAL CORPORATION
SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 4:30 p.m., local time, on October 8, 2002 at the main office of the Bank at 401 Main Street, Coshocton, Ohio.

STOCK LISTING

Home Loan Financial Corporation common stock is listed on The NASDAQ Stock Market, Inc. under the symbol "HLFC."

SHAREHOLDER AND GENERAL INQUIRIES

Preston W. Bair, Chief Financial Officer
Home Loan Financial Corporation
401 Main Street
Coshocton, OH 43812-1580
(740) 622-0444

TRANSFER AGENT

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

ANNUAL REPORT ON FORM 10-KSB

A copy of Home Loan Financial Corporation's Annual Report on Form 10-KSB for the year ended June 30, 2002, as filed with the Securities and Exchange Commission, may be obtained without charge by submitting a written request to Preston W. Bair, Chief Financial Officer, Home Loan Financial Corporation, 401 Main Street Coshocton, Ohio 43812-1580.

HOME LOAN FINANCIAL CORPORATION
CORPORATE INFORMATION

CORPORATION AND BANK LOCATIONS

<u>Corporate and Main Office</u>

401 Main Street	Telephone:	(740) 622-0444
Coshocton, OH 43812-1580	Fax:	(740) 623-6000

<u>Branch Offices</u>

590 Walnut Street	Telephone:	(740) 622-9417
Coshocton, OH 43812-1632		
503 West Main Street	Telephone:	(740) 545-0227
West Lafayette, OH 43845-1134		

DIRECTORS OF THE CORPORATION AND THE BANK

Robert C. Hamilton (Chairman of the Board)
President and Chief Executive Officer of The Home Loan Savings Bank

Neal J. Caldwell
Veterinarian

Robert D. Mauch
Owner of Robert D. Mauch CPA, a private practice accounting firm

Marion M. Sutton
Chairman of The Jones Metal Products Company

Douglas L. Randles
President of L.W. Randles Cheese, Inc.

<u>Officers of the Corporation and the Bank</u>:

Robert C. Hamilton, President and Chief Executive Officer
Preston W. Bair, Vice President, Secretary, Treasurer and Chief Financial Officer
David L. Smailes, Vice President of the Bank
Kyle R. Hamilton, Vice President of the Bank
Rebecca R. Porteus, Vice President of the Bank
Paula K. Carpenter, Assistant Vice President of the Bank
Christopher L. Harstine, Assistant Vice President of the Bank
Maryann Carpenter, Loan Officer of the Bank
D. Sharlynn Smith, Loan Officer of the Bank
Laura L. Miller, Banking Officer of the Bank

<u>Special Counsel</u>

Vorys, Sater, Seymour and Pease LLP
221 East Fourth Street
Cincinnati, OH 45201

<u>Independent Auditors</u>

Crowe, Chizek and Company LLP
One Columbus
10 West Broad Street
Columbus, OH 43215

NOTES

NOTES

401 Main Street • Coshocton, OH 43812-1580 • (740) 622-0444

Home Loan Financial Corporation

2002